FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2007

Commission File Number: 001-11960

AstraZeneca PLC
15 Stanhope Gate, London, England W1K 1LN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 May 2007.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 May 2007.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 May 2007.

4.	Press release entitled, “Recommended Cash Tender Offer for MedImmune by AstraZeneca”, dated 3 May 2007.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 May 2007.

6.	Press release entitled, “AGM Resolutions”, dated 15 May 2007.

7.	Press release entitled, “FDA Approves AstraZeneca’s Once-Daily SEROQUEL XR™ Extended-Release Tablets For The Treatment Of Schizophrenia”, dated 18 May 2007.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 May 2007.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 May 2007.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 May 2007.

11.	Press release entitled, “TR-1: Notification of Major Interests in Shares”, dated 30 May 2007.

12.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 31 May 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	05 June 2007	By:	/s/ Justin W Hoskins
			Name:	Justin W Hoskins
			Title:	Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 307,736 ordinary shares of AstraZeneca PLC at a price of 2750 pence per share on 30 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,504,261,172.

G H R Musker
Company Secretary
1 May 2007

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 May 2007, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2716 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,503,277,289.

G H R Musker
Company Secretary
2 May 2007

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 May 2007, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2689 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,502,789,748.

G H R Musker
Company Secretary
3 May 2007

Item 4

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

3 May 2007

Recommended Cash Tender Offer for MedImmune by AstraZeneca

Pursuant to the merger agreement with MedImmune, Inc. announced on 23 April, AstraZeneca PLC announces that its wholly-owned subsidiary, AstraZeneca Biopharmaceuticals Inc., today commenced a cash tender offer to acquire all outstanding shares of MedImmune’s common stock, par value $0.01 per share, at a price of $58.00 per share.  The tender offer is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, 31 May 2007, unless extended. Details of the tender offer are contained in the documents that are being sent to MedImmune stockholders and will be posted on astrazeneca.com.

Enquiries:

AstraZeneca
Media Enquiries:
Steve Brown / Edel McCaffrey (London)	+44 (0) 20 7304 5033/5034
Staffan Ternby (Sweden)	+46 (8) 553 26107
Emily Denney (Wilmington)	+1 (302) 885 3451

Analyst/Investor Enquiries:
Jonathan Hunt / Mina Blair / Karl Hård (London)	+44 (0) 20 7304 5087/5084/5322
Staffan Ternby (Sweden)	+48 (8) 553 26107
Ed Seage / Jorgen Winroth	+1 (302) 886 4065 / (212) 579 0506

Merrill Lynch (Financial Adviser to AstraZeneca)	+44 (0) 20 7628 1000
Richard Girling

Deutsche Bank (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7545 8000
Charlie Foreman

Goldman Sachs (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7774 1000
Phil Raper

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 May 2007, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2671 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,502,040,248.

G H R Musker
Company Secretary
4 May 2007

Item 6
ASTRAZENECA PLC

AGM RESOLUTIONS

In accordance with paragraphs 9.6.2 and 9.6.3 of the Listing Rules, copies of the relevant resolutions passed at the Annual General Meeting of AstraZeneca PLC on 26 April 2007 have been submitted to the UK Listing Authority and will shortly be available for inspection via the UK Listing Authority’s Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Graeme Musker
Company Secretary
15 May 2007

Item 7

FDA Approves AstraZeneca’s Once-Daily SEROQUELXR™ Extended-Release Tablets For The Treatment Of Schizophrenia

AstraZeneca today announced that the U.S. Food and Drug Administration (FDA) has approved SEROQUEL XR™ (quetiapine fumarate) Extended-Release Tablets, a once-daily medicine for the treatment of schizophrenia in adult patients. The SEROQUEL XR development programme was based on the needs of patients and physicians for a wider choice of medicines that offer convenient once-daily dosing.  With SEROQUEL XR patients can achieve a dose within the recommended range as early as the second day of treatment.

Schizophrenia is a serious brain disorder with symptoms including distorted perceptions of reality, hallucinations and delusions, illogical thinking, and flat or blunted emotions, affecting over two million American adults – about one percent of the population age 18 and older.

The FDA approval was based on a clinical trial of SEROQUEL XR at doses of 400, 600, and 800 mg/day. The clinical trial was a placebo-controlled study of inpatients and outpatients (n=573) experiencing an acute exacerbation of symptoms of schizophrenia.  The US patent for SEROQUEL XR expires in 2017. SEROQUEL XR will be launched in the USA in the second half of 2007.

18 May 2007

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Karl Hard, Tel: +44 (0) 207 304 5322
Jörgen Winroth, Tel: +1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065

-Ends-

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 May 2007, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 2709 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,501,185,800.

G H R Musker
Company Secretary
24 May 2007

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 May 2007, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2690 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,500,188,189.

G H R Musker
Company Secretary
25 May 2007

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 May 2007, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2690 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,499,388,189.

G H R Musker
Company Secretary
30 May 2007

Item 11

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
AstraZeneca PLC

2.	Reason for the notification (place an X inside the appropriate bracket/s)
An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3.	Full name of person(s) subject to the notification obligation:
AXA S.A, 25 Avenue Matignon, 75008 Paris and its group companies

4.	Full name of shareholder(s) (if different from 3.) :

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):
14 May 2007

6.	Date on which issuer notified:
29 May 2007

7.	Threshold(s) that is/are crossed or reached:
5%

8.	Notified details:

A:  Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
Ordinary Shares	74,550,675	74,550,675
American Depositary Receipt	-	-

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	20,800,377	20,800,377	54,878,468	1.39	3.65
American Depositary Receipt	-	-	-	-	-

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A

Total (A+B)
Number of voting rights	% of voting rights
75,678,845	5.04%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

13.	Additional information:

14.	Contact name:
Justin Hoskins – Assistant Secretary

15.	Contact telephone number:
020 7304 5112

Item 12

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 31 May 2007, the issued share capital of AstraZeneca PLC with voting rights is 1,499,410,653 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,499,410,653.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
31 May 2007